UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GEO POINT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Utah	11-3797590
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1510 E. Edinger Ave, Unit B
Santa Ana, CA	92705
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	Telephone (714) 665-8777
Telecopy (714) 665-8778

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

This registration statement includes forward-looking statements based on management’s beliefs, assumptions, and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” estimate,” “consider,” or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions, including among others: a general economic downturn, a downturn in the securities markets, regulations that affect trading in the securities of “penny stocks,” and other risks and uncertainties.

Our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We may be required to update these forward-looking statements after the effectiveness of this registration statement if such information becomes materially misleading.

_____________________

As used in this registration statement, the terms “we,” “us,” and “our” refer to Geo Point Technologies, Inc., a corporation organized under Utah law.

ITEM 1. BUSINESS

History

Since our inception in 1997 as a DBA of our founder, William Lachmar, and from our incorporation under the laws of California in 2002, we have operated in several different industries, which we have designated as divisions of our company. In October 2006, we changed our state of incorporation from California to Utah by merging with our wholly owned Utah subsidiary formed for that purpose.

Our primary efforts have been in our environmental division, providing historical site data searches, preliminary investigation and drilling, site characterization modeling, regulatory agency liaison, and full environmental clean-ups using such methods as vapor extraction, air sparging, bio-remediation, ORC (Oxygen Release Compound) and HRC (Hydrogen Release Compound) injection treatment, air stripping, and ionic exchange.

Our engineering division has provided consulting and compliance services for new utility installation and general site erosion control for housing tracts, and updating service station underground storage tanks and dispensing systems to comply with continually-changing C.A.R.B. (California Air Resources Board) regulations.

To date, our petroleum geology division has not promoted its services to customers but has been engaged in research and development of hydrocarbon indicating methods and technology (“Hydrocarbon Indication Technology” or “HI Technology”). Following the closing of our private placement in January 2008 and the subsequent consummation of the License Agreement to secure rights to the HI Technology, we now plan to shift our focus to our petroleum geology division and its oil exploration services.

Corporate Objective

We intend to use our proprietary HI Technology to become a technology leader in oil and gas exploration services. As we enter the commercialization stage of the HI Technology development, we must acquire projects and business opportunities that build the credibility of the HI Technology and develop our ability to deliver quality oil and gas exploration prospect areas.

Business Strategy

Our primary objective is the achievement of profitability and self-sustaining growth by:

•	providing HI Technology survey services to third parties on a fee-for-service basis;
•	using HI Technology to identify the presence of hydrocarbons in potentially commercial quantities;
•	using conventional exploration technologies to confirm the oil and gas prospects identified with the HI Technology; and
•	establishing joint ventures, working participations, and/or royalty agreements with experienced, well-capitalized venture partners for the development, exploitation, and operation of such prospects.

Our HI Technology will be offered to clients on a fee-for-service basis. Under contract, we would survey large tracts of land and then identify and prioritize oil and gas prospect areas for our clients. A prospect area is defined as an area having subsurface structural or stratigraphic trapping mechanisms with significant potential for oil and gas accumulations. We will evaluate surveyed areas by following a three-step process. First, we will survey large areas with our vehicle mounted Microseepage Radar. Once we have identified possible prospect areas, we will follow up by analyzing soil samples with our gas chromatogram. If the initial indication is confirmed, we will then use our Electromagnetic Hydrocarbon Indicator to measure the depth and approximate thickness of the hydrocarbon deposits.

After the oil and gas prospect leads are qualified using our proprietary HI Technology, the prospects can then be further qualified using conventional methods of subsurface mapping and seismic control. Our HI Technology is less expensive, quicker, less environmentally intrusive, and potentially more effective than other existing hydrocarbon indication systems. The value we offer to our clients is reduced finding costs and time required to identify oil and gas prospects.

Two-Dimensional and Three-Dimensional Seismic Technology

It is generally recognized that geological perturbations within the earth are necessary for commercial accumulations of petroleum to exist. Hence most exploratory techniques have been geared toward locating these geological deformities. Techniques that obtain subsurface geological information by physical measurements taken at the earth’s surface are called geophysical techniques. Since the 1920s, geophysicists have used several different surface methods to locate subsurface traps. These methods have included aerial and satellite surveys, gravimeter and torsion balance readings, and magnetometer surveys.

Although the noted geophysical methods are still used, seismic surveys have become the preferred method for wide-area exploration. Most productive or potentially productive regions in the United States have been or are being surveyed by seismic methods. Refractive and reflective seismic techniques are based on creating an explosion or artificial sound wave at the surface, observing how that sound wave moves through various subsurface layers, and recording how each layer of rock reflects the created wave.

The seismic method is simple in concept. The subsurface is composed of layers that vary in density and thickness. As the sound wave or vibration strikes each of the layers, part of it is reflected back to the surface, where it is detected and recorded by the seismograph. The process is comparable to a child bouncing a rubber ball--if the ball strikes a concrete sidewalk it reacts quite differently than it would if it landed in a pile of sand. Seismology is really very similar. Pressure waves are generated at the surface, and then spread out through the ground and encounter different strata and formations. As with the bouncing ball, each formation reflects the energy waves according to its own “bounce” characteristics. The waves deflect upwards to the surface where they are picked up by geophones, sensitive detection devices embedded in the ground at predetermined locations. The geophones are attached to cables that carry their signals to a seismic recording truck. There they are amplified and translated onto permanent tapes, which are used to produce maps of the subsurface. The data is gathered over a horizontal distance and compiled to create a vertical cross section of the earth. By careful examination of seismic surveys, the geophysicist is able to ascertain the possibility of the presence of oil and gas.

In the past, the traditional land-based seismic crew consisted of a party chief in overall charge of the crew; the geologists or geophysicists who decided where the shot would be made, plotted the locations of the various pieces of equipment, and decided on the “pattern” to be used; the surveyors who marked the shot hole and geophone locations in the pattern desired; the drillers who drilled the shot holes; the loaders who made up and loaded the explosive charges; the shooters who connected the charges and fired them on command from the geologist; and finally, the jug hustlers who pulled the cables from the cable truck, arranged them in the desired patterns, and attached the geophones. After the shot was fired, the crew had to pick everything up and quickly transport it to the next location to repeat the process.

In the past 20 years, the use of high explosives by land-based seismic crews has decreased greatly. While some soil and surface conditions still call for the use of dynamite to get accurate data, today, much of the information is garnered by the use of vibrating or weight-dropping machines. Nonexplosive seismic is basically another method of creating man-made vibrations or waves for those caused by an explosion. Specially designed equipment, built into either wheeled or tracked vehicles, makes contact with the earth and creates shock waves by either dropping a heavy weight or using a vibrating device to create waves. These penetrate the surface, strike underground formations, and are reflected back to the seismograph in exactly the same manner as explosion-generated waves.

One of the biggest breakthroughs in oil and gas exploration has been the evolution from two-dimensional (“2-D”) to three-dimensional (“3-D”) seismic technology. Seismic surveys using 3-D seismic technology were first proposed commercially in 1972. Phillips Petroleum was one of the first exploration companies to use 3-D seismic imaging, the most advanced--and expensive--of the new techniques. This involves recording seismic data from several thousand locations, as compared with several hundred with traditional 2-D methods. The 3-D process compiles the data and feeds it into a super computer that is capable of millions of computations per second. In the most advanced systems, the computer converts the data into a cube-like picture of the underground area under study, in place of the older seismic strip charts.

By the mid-1980s, computer-aided trace interpretation systems were starting to appear that provided electronic storage and retrieval of seismic sections. These interpretation systems included the ability to auto-track horizons in a data set and display the resulting maps using color schemes to represent the height and depth of a horizon.

However, despite the 3-D nature of seismic data, interpretation was often performed in an essentially multi-level 2-D manner on sequential sections through the data set. The resulting subsurface model was then built based on surfaces (auto-tracked horizons, hand-picked faults, and unconformities). Although this type of model may be sufficient for a structural understanding, it is only a skeleton of the possible 3-D seismic image. The multi-level 2-D model was lacking in “muscle” and “sinew”--the seismo-stratigraphic and reservoir character information and complex faulting that was available from the base data, yet seldom used. This was due to the huge manual efforts required to interpret and extract this information from the 3-D data by hand.

A number of technological developments contributed significantly to the wide acceptance of 3-D seismic data during the past decade, including:

•	workstation technology;
•	multi-streamer, multi-source, multi-vessel 3-D marine technology;
•	onboard and real-time processing of navigation and seismic data; and
•	depth imaging (now utilized principally in the Gulf of Mexico).

The main contribution of these developments has been to make the 3-D product much more available (through price and time) and impactive (through full three-dimensional visualization). With acceptance and use of 3-D technology growing, the challenge has become computational as the industry advances beyond conventional, but already data-intensive, 3-D processing into more comprehensive techniques, such as depth imaging. Parallel seismic computing has been crucial to this progress. It is parallel computer technology that has made 3-D prestack depth imaging possible as an exploration and production tool.

However, the processing of seismic data has significant limitations. A benefit of 3-D is that you have a large volume of data that ties geology to seismic signature. This also has the accompanying challenges of such a large volume of data, and the significant amounts of time and money required to gather and process it. These costs include the expenses associated with using more sophisticated equipment and computers and covering a greater land surface area during the sweep, which usually means increased expenses in arranging permission to use the land with the property owners. Moreover, extended timeframes are required for survey design, set-up and execution, and computer processing.

Our Hydrocarbon Indication Technology

The associated cost of seismic modeling is very high when compared to other geophysical methods. Additionally, seismic modeling is often unable to accurately model the subsurface due to velocity problems associated with the rock composition at the surface (ex. lava flows) or subsurface beds that have comparable densities. The difference in the seismic velocities between these beds is miniscule and to date, accurate modeling of these “like” density layers is not possible. We have identified and developed lower cost methods that we believe can be used, in conjunction with seismic data or alone, to identify commercial hydrocarbon deposits and increase the success rates associated with drilling for oil and natural gas. We plan to use these alternative methods together and in conjunction with 2-D or 3-D seismic data. Each of these alternative methods is available to us under the License Agreement with our president, William Lachmar, as later described in more detail.

Microseepage Radar Mapping

Because hydrocarbon gases above oil and gas reservoirs are lighter than the surrounding air, they seep vertically through the sedimentary rocks toward the surface. Microseepage Radar consists of a remote gas fluorescence sensor installed on either airborne or ground vehicle platforms that detects the presence of hydrocarbon gases escaping at the surface of the earth at the molecular level. A rotating beacon antenna transmits pulses of specific frequency equal to the resonant absorption spectral lines of the gas molecules to be detected. A portion of these pulse transmissions is absorbed by the hydrocarbon gas molecules, which then move to a higher, or excited, energy state.

In the time between electronic pulses, the excited gas molecules collapse and return to their original energy state, concurrently emitting the energy absorbed as radiation at a different frequency than the incident exciting frequency. A receiver is tuned to detect this characteristic signature, or echo, from the gases. Thus, signals detected by the remote gas sensor indicate where the gases of interest are present at the surface and their relative intensities as a function of the amount of gas present.

The angular position of the antenna indicates the direction, while the distance to the gas seep area is indicated by the time difference between the transmitted and returned signals. Considered together, these parameters display an aerial picture of the gas concentration on a cathode ray tube video display screen. The displayed indications of the presence of hydrocarbon gases are then recorded on maps of the surveyed area.

The effective range of the gas sensor under ideal reconnaissance surveying conditions is approximately one-half mile radius. Our air or vehicle-mounted radar microseepage detector makes it possible to survey large areas in a very cost-effective and expedient manner. These areas are then plotted on a general reference lead map and further qualified using actual stationed mapping for greater detail and resolution.

Gas Chromatograph Measurement of Soil Vapor-Gas

Single-aromatic compounds, the BTEX group, are present in virtually every type of petroleum. They are gases at atmospheric and subsurface conditions, smaller than an ethane molecule, and thus quite mobile. We will use a field portable gas chromatogram, the Microsensor Systems Inc. model 301-A (MSI-301A), which was initially built for the Department of Defense to identify buried munitions.

The MSI-301A uses a solid state detector that reacts directly to concentrations of BTEX gas as it exits the chromatograph. The instrument produces a graph of each compound concentration in parts per billion. It is an extremely rugged field instrument with high sensitivity. The MSI-301A is fully portable and runs an analysis cycle in eight minutes.

Our method is to take 20-25 sample stations per square mile, or approximately 50 stations per day. Soil gas samples are extracted from a 30 inches by ¼-inch hole augured with an electric drill. A probe is inserted, and the packer is inflated to isolate the bottom of the hole. The disturbed volume of gas in the space below the packer is extracted and discarded. Then a 100 cubic centimeter gas sample is removed from undisturbed soil with a glass syringe and immediately injected into the MSI-301A. The syringe is repeatedly flushed between samples to avoid contamination from prior readings. This process is exactly repeated at each station to minimize inconsistent or contaminated samples.

The concentrations of the various one-ring aromatics are then overlaid on a topographical map, contoured, and interpreted according to our proprietary techniques. These results can be achieved at nominal marginal cost and with insignificant environmental impact.

Electromagnetic Hydrocarbon Indicator

The Electromagnetic Hydrocarbon Indicator, or EHI, uses electromagnetic principles to produce a direct hydrocarbon indicator relative to depth. Depths are plotted based on the reflection of separate and distinct frequencies.

EHI uses low frequency (60 Hz) electromagnetic waves to penetrate deep into the earth’s surface. These waves propagate as plane waves and encounter the various geologic boundaries. Those boundaries having dielectric and/or conductivity contrasts reflect a portion of the waves back to the earth’s surface. With continuous sourcing from the surface, the waves resonate between the subsurface boundaries and the surface of the earth. In this manner, the waves become organized such that there is a direct relationship between the resonating frequencies and the depths to the various geologic boundaries.

The full bandwidth of frequencies is captured by the field recording apparatus and committed to a digital storage device. The collected field data is then processed in the office. A digital filter is used to extract the individual frequencies as a time domain record. The frequency information is then converted to depth. The data is then further processed in order to isolate the depth and approximate thickness of the hydrocarbon signature. The end result is a depth plot of phase and amplitude responses.

Because of the electrical contrast between hydrocarbon-bearing rocks (insulators) and non hydrocarbon-bearing rocks (conductors), a unique electromagnetic signature is then recorded that is specific to oil and gas deposits. We have developed proprietary software that refines the electromagnetic reading by eliminating the “noise,” or random signals, and amplifying the true reflective signal, as well as interpretational methods of these electromagnetic signatures.

The field recording apparatus is resilient, easily transportable, weighs less than 10 pounds, and can be operated by a single individual. Each recording requires five minutes to complete and the collected data is then processed off site and interpreted.

Competition

We will compete directly with independent, technology-driven exploration and service companies and indirectly (through joint ventures and participations we may develop) with major and independent oil and gas companies in exploration for and development of desirable oil and gas properties. With respect to the HI Technology, we expect to experience competition from numerous hydrocarbon exploration competitors, which offer a wide variety of geological and geophysical services. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than we have. Accordingly, such competitors may be able to respond more quickly to changes in customer requirements, or to devote greater resources to the development, promotion, and sales of their services than we can. They may develop exploration services that are superior to ours, with such technologies achieving greater market acceptance than our HI Technology. Increased competition could impair our ability to attract viable industry participants and to negotiate favorable participations and joint ventures with such parties, which could materially and adversely affect our business, operating results, and financial condition.

Any joint ventures that we participate in will engage in the exploration for and production of oil and gas, industries that are highly competitive. Many companies and individuals are engaged in the business of acquiring interests in and developing onshore oil and gas properties in the United States, and the industry is not dominated by any single competitor or a small number of competitors. We would be competing with numerous industry participants for the acquisition of land and rights to prospects and for the equipment and labor required to operate and develop such prospects. Many of these competitors have financial, technical, and other resources substantially in excess of those available to us.

The oil and gas industry is characterized by rapid technological advancements and the frequent introduction of new products, services, and technologies. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to improve or complement the HI Technology or to implement additional technologies at substantial cost. In addition, other oil and gas exploration companies may implement new technologies before us, and such companies may be able to provide enhanced capabilities and superior quality compared with ours.

Specifically regarding seismic, the acquisition and processing of seismic data for the oil and gas industry is a highly competitive business in the United States. Contracts for such services generally are awarded on the basis of price quotations, crew experience, and availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history, technological and operational expertise are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Primary competitors include CGG Veritas, Petroleum Geo Services, Trace Energy Services, Quantum Geophysical, and Tidelands Geophysical.

Manufacturing Capacity and Suppliers

We are not dependent upon any third-party contract manufacturers or suppliers to satisfy our technology requirements. Our HI Technologies are custom designed, fabricated, and assembled in-house. The customized software used in our data acquisition system is written and modified by outside consulting programmers with whom we have long-standing relationships. The computer hardware we use in our HI Technology, and the balance of the computer software we use, are all readily available from retail or wholesale sources.

License Agreement

We entered into a License Agreement with our chief executive officer and president, William Lachmar, regarding the ownership of, use of, and access to technology that Mr. Lachmar developed known by the parties as the “Hydrocarbon Indication Technology” or “HI Technology.” The License Agreement was approved by our board of directors on November 16, 2007, and is effective as of January 31, 2008. Mr. Lachmar acquired and developed the HI Technology and methods over the past 12 years and has granted exclusive rights to the HI Technology to us.

The material terms of the License Agreement are as follows:

•	Mr. Lachmar granted to us an exclusive, world-wide license to use the Hydrocarbon Identification Technology for commercial exploitation, including subleasing the HI Technology to other parties.
•	Upon execution of the License Agreement, we paid Mr. Lachmar a one-time license fee of $125,000.

Governmental and Environmental Regulation

The oil and natural gas industry in general is subject to extensive controls and regulations imposed by various levels of the federal and state governments. In particular, oil and natural gas exploration and production is subject to laws and regulations governing environmental quality and pollution control, limits on allowable rates of production by well or proration unit, and other similar regulations. Laws and regulations are generally intended to prevent the waste of oil and natural gas, to protect rights to produce oil and natural gas between owners in a common reservoir, to control the amount of oil and natural gas produced by assigning allowable rates of production, and to reduce contamination of the environment. Environmental regulations affect our operations on a daily basis. Drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. We believe that the trend to stricter environmental legislation and regulations will continue.

We do not expect that any of these government controls or regulations will affect projects in which we participate in a manner materially different than they would affect other projects of similar size or scope of operations. All current legislation is a matter of public record and we are not able to accurately predict what additional legislation or amendments may be enacted. Governmental regulations may be changed from time to time in response to economic or political conditions. Any laws enacted or other governmental action taken that prohibit or restrict onshore drilling or impose environmental protection requirements that result in increased costs to the oil and natural gas industry in general would have a material adverse effect on our business, financial condition, and results of operations.

Research and Development

Our research and development activities have focused on developing, improving, and testing our HI Technology and related components. We acquired rights to all the previous research and development conducted by Mr. Lachmar through our License Agreement. As such, most of the research and development costs have been borne by him. We will be dedicating our expenditures in the areas of base research for equipment design and enhancement of application interpretation capability. Research and development expenses for the nine months ended December 31, 2007 and 2006, were $3,667 and $1,088, respectively. For the years ended March 31, 2007 and 2006, research and development expenses were $1,537 and $0, respectively.

Employees

We currently have one full-time employee, our president and chief executive officer, William C. Lachmar, the principal person providing our environmental engineering services. As we further develop and market our petroleum geology services, we will need to hire additional employees.

Office and Facilities

Our executive offices are located at 1510 Edinger Avenue, Suite B, Santa Ana, California 92705. Our telephone number at that address is 714-665-8777, and our facsimile number is 714-665-8778.

ITEM 2. FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this registration statement. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are a provider of geological and earth study services related to land surveying for new construction, soil testing and environmental risk and impact assessments, and natural resource assessments with an emphasis on oil and gas deposit discovery. Our services generally are provided in connection with construction projects.

In the future, we intend to shift our focus to identifying and developing drillable oil and gas prospects through the use of our HI Technology. We believe our HI Technology will reduce the finding costs associated with oil and gas exploration.

Sources of Revenues

We derive our revenues through geological and earth study services related to land surveying for new construction, soil and groundwater environmental impact assessments, environmental clean-up, and natural resource assessments with an emphasis on oil and gas deposit discovery. Thus far, all of our revenues are derived in the state of California.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues consists of supplies, parts, and direct labor related to the fulfillment of the final deliverable. These costs are charged to expense on a per job basis.

General and Administrative. General and administrative expenses consist of compensation and related expenses for executive, finance, accounting, administrative, legal, professional fees, other corporate expenses, and marketing.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to the financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when (1) we have persuasive evidence of an arrangement; (2) services have been rendered and invoiced; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. We generate revenues from two environmental services: land surveying and engineering for new construction and environmental impact studies and clean-up services. Operations associated with the oil and gas segment have not yet generated revenues. If and when oil production begins, revenue will be recorded when the product is delivered to the purchaser.

Comparison of the Nine Months Ended December 31, 2007 and 2006

Revenues. Revenues for the nine months ended December 31, 2007, were $112,981, a decrease of $42,674, over revenues of $155,655 for the comparable period in 2006. The decrease in revenues was due primarily to the downturn in the construction industry whereby our services were not as in demand as during the nine months ended December 31, 2006.

Cost of Revenues. Cost of revenues for the nine-month period ended December 31, 2007, was $17,856, a decrease of $11,652, under cost of revenues of $29,508 for the comparable period in 2006. The decrease in costs of sales was primarily due to the decrease in sales, see above.

General and Administrative Expenses. General and administrative expenses for the nine months ended December 31, 2007, were $175,236, an increase of $19,682, over general and administrative expenses of $155,554 for the comparable period in 2006. This increase was primarily due to the increase in professional service related fees paid to attorneys, consultants, and accountants. In addition, we incurred additional expenses related to the launch of our oil and gas operations, which were not present in 2006.

Comparison of Years Ended March 31, 2007 and 2006

Revenues. Revenues for the year ended March 31, 2007, were $366,779, a decrease of $1,640,965, over revenues of $2,007,744 for the comparable period in 2006. The decrease in revenues was due primarily to completing a significant project for a former customer in fiscal 2006, which generated minimal revenues in fiscal 2007.

Cost of Revenues. Cost of revenues for 2007 was $86,215, a decrease of $1,456,684, over cost of revenues of $1,542,899 for 2006. The decrease in cost of revenues from 2007 to 2006 was directly related to the decrease in revenues discussed above.

General and Administrative Expenses. General and administrative expenses for 2007 were $220,710, an increase of $2,210, over general and administrative expenses of $218,500 for 2006. This increase was primarily due to the increase in professional service related fees paid to attorneys, consultants, and accountants.

Liquidity and Capital Resources

As of December 31, 2007, our principal source of liquidity was cash totaling $283,406. The primary source of our liquidity during the nine months ended December 31, 2007, was proceeds of $211,500 from a private placement of our common stock.

As of March 31, 2007, our principal sources of liquidity were cash totaling $172,828 and net accounts receivable of $75,387. The primary sources of our liquidity and capital resources are our operations and proceeds from a $150,000 note payable.

As of March 31, 2006, our principal source of liquidity was cash totaling $76,283 from operations.

We believe that our current cash together with our expected cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

Cash Flows from Operating Activities

Net Cash Used in Operating Activities. Net cash used in operating activities during the nine-month period ended December 31, 2007, was $111,791 compared to net cash provided by operating activities of $39,234 during the nine-month period ended December 31, 2006. Net cash used in operating activities for the nine months ended December 31, 2007, consisted primarily of cash paid to commence our oil and gas operations and the decrease in revenues due to the down turn of the construction industry. Net cash provided by operating activities for the years ended March 31, 2007 and 2006, was $121,885 and $60,789, respectively. The increase during 2007 was directly related to the collection of accounts receivable earned in 2006.

Net Cash Used in Investing Activities. Net cash provided by investing activities during the nine-month period ended December 31, 2007, was $10,869. Net cash used in investing activities during the nine-month period ended December 31, 2006, and the years ended March 31, 2007 and 2006, was $49,713, $135,095, and $30,001, respectively. Net cash used in investing activities during these periods consisted primarily of cash paid for the acquisition of equipment, loans to related parties, and investment in a land lease.

Net Cash Provided by Financing Activities. Net cash provided by financing activities during the nine-month periods ended December 31, 2007 and 2006, was $211,500 and $109,755, respectively. For the years ended March 31, 2007 and 2006, net cash provided by financing activities was $109,755, and $31,245, respectively. Net cash provided by financing activities during the nine months ended December 31, 2007, consisted primarily of $211,500 in proceeds received from the sale of common stock resulting from a private placement. Net cash provided by financing activities for the nine months ended December 31, 2006, and for the year ended March 31, 2007, resulted from $150,000 in proceeds received from a note payable. Net cash provided by financing activities during the year ended March 31, 2006, consisted primarily of proceeds received from borrowings of $40,245 on a line of credit.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to stockholders.

ITEM 3. DESCRIPTION OF PROPERTIES

We rent our offices in Santa Ana, California, on a month-to-month basis, which means that we could choose to leave or the property owner could require us to leave with one month’s notice. Our current rental payment is $900.00 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 28, 2008, the name, address, and stockholdings of each person who owns of record, or was known by us to own beneficially, 5% or more of our common stock currently issued and outstanding; the name and stockholdings of each director; and the stockholdings of all executive officers and directors as a group. Unless otherwise indicated, all shares consist of common stock, and all such shares are owned beneficially and of record by the named person or group:

Name of Person or Group	Nature of Ownership	Amount	Percent
Principal Stockholders:
William C. Lachmar	Common Stock	3,000,000	92.1%
1510 Edinger Avenue, Suite B
Santa Ana, CA 92705

Directors:
William C. Lachmar	----------See above----------

Clarence O. “Clay” Durham, Jr.	Common Stock	--
1510 Edinger Avenue, Suite B
Santa Ana, CA 92705

Jeffrey T. Jensen	Common Stock	16,000(1)	*
257 East 200 South, #340
Salt Lake City, UT 84111

All Executive Officers and
Directors as a Group (three persons):	Common Stock	3,016,000(1)	92.6%

_______________

*	Less than 1%.
(1)

Includes 2,000 shares held by Mr. Jensen; 3,000 shares held by his wife, Casey Jensen; 3,000 shares held by CLJ Holdings, LLC, of which Mrs. Jensen is the president; 3,000 shares held by JTJ Holdings, LLC, of which Mrs. Jensen is the president; 2,000 shares held by Jensen Consulting Group, LLC, of which Mrs. Jensen is the president; and 3,000 shares held by Data System Innovations, of which Mr. Jensen is the president.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

Our articles of incorporation provide for the election of the entire board of directors at each annual meeting of stockholders, with each director to serve until the next annual meeting and until such director’s successor is elected and qualified. Officers are elected and serve at the pleasure of the board of directors.

The following table sets forth the name, age, and position of each of our current directors and executive officers:

Name	Age	Title
William C. Lachmar	51	President and Director
Clarence O. “Clay” Durham, Jr.	86	Director
Jeffrey T. Jensen	28	Secretary/Treasurer and Director

The principal occupation, title, and business experience of our executive officers and directors during the last five years, including the names and locations of employers, are indicated below.

William Lachmar currently serves and has served as our president and a director of since inception in 1997 and incorporation in 2002. Mr. Lachmar is a registered geologist in both California and Texas, and is a member of the American Association of Petroleum Geologists, the Association of Ground Water Scientists and Engineers, the Society of Environmental Geoscientists, and the Houston Geological Society. Mr. Lachmar received a B.S. in geology from the University of California at Los Angeles in 1979.

Clay Durham has been a consulting geologist and principal of Durham Geological Associates since 1972 and a principal of Claybill Producing Partners, which has used direct hydrocarbon locating technology to identify areas for subsequent conventional geologic and geophysical verification, since 1997. Mr. Durham earned a B.S. in geology with high honors from the University of Texas at Austin in 1942 and a Ph.D. in geology from Columbia University in 1957. He served as a professor of geology at Louisiana State University from 1957 through 1973.

Jeffrey T. Jensen became our director in August 2007. Mr. Jensen is the president and owner of the Jensen Consulting Group, a business consulting firm that helps start-up companies perform financial analysis, forecast cash flow needs, and draft plans and approaches to secure investment capital. In 2003, he founded Pacific Industrial Contractor Screening, a proprietary online clearinghouse that assists petrochemical companies prequalify contractors, and served as its chief information officer from 2003 through September 2007. In 2005, he founded the Ace International GMAT Prep course for international students seeking advanced business degrees in the United States, which he ran until June 2007. From May 2006 to May 2007 he was a partner in ATW Imports, which imported motor scooters from China. Mr. Jensen earned an M.B.A. from Brigham Young University in 2006 and a B.S. in electrical and computer engineering, magna cum laude, from Brigham Young University in 2003.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth, for the last fiscal year, the dollar value of all cash and noncash compensation earned by the person who was our chief executive officer (our “Named Executive Officer”) as of the end of the last fiscal year:

Name and Principal Position	Year Ended March 31	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation	Change in Pension Value and Non-Qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
William C. Lachmar	2007	$23,806	--	--	--	--	--	--	$23,806
Chief Executive and Financial Officer

No other employee received any compensation from us in the fiscal year ended March 31, 2007. Mr. Lachmar’s salary as of the date of this filing is $23,806.

We have an informal profit-sharing plan that provides for an additional payment of up to 25% of Mr. Lachmar’s salary. To date, we have not made any payments under this informal plan.

Mr. Lachmar did not receive any equity incentive awards during the fiscal year ended March 31, 2007.

Independent Directors

Our independent directors are not compensated for their services.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2006, we issued 100,000 shares of common stock to our president and founder, William C. Lachmar, in consideration of his contributions to us, including our business plan and his research and development activities. In November 2007, a one-to-30 forward split of our issued and outstanding common stock resulted in the increase of Mr. Lachmar’s shares to 3,000,000.

License Agreement

We have negotiated a License Agreement to certain hydrocarbon identification technologies with our president, William C. Lachmar. Under the terms of that License Agreement, we paid Mr. Lachmar a one-time license fee of $125,000 to secure an exclusive license to use the HI Technology for commercial exploitation.

Loans to and from Affiliates

At various times, Mr. Lachmar has loaned us cash for operating purposes. The advances are unsecured, bear no interest, and are due on demand. During the year ended March 31, 2006, Mr. Lachmar advanced an additional $13,750 to us and we repaid $22,750 to Mr. Lachmar. At March 31, 2006, we had repaid Mr. Lachmar all amounts that he had advanced to us.

At various times during the year ended March 31, 2007, we loaned an entity owned by Mr. Lachmar and by Clay Durham, Jr., our director, a total of $45,383. The loan was unsecured, incurred interest at 6.0%, and was due on demand. The loan was used by the other entity to commence and fund operations. During the nine months ended December 31, 2007, the related party repaid $20,000 of the loan. In addition, during the nine months ended December 31, 2007 and 2006 and the year ended March 31, 2007, we recorded interest income of $1,142, $866, and $1,293, respectively. Total accrued interest due on the note as of December 31, 2007 and March 31, 2007, was $2,435 and $1,293, respectively. The balance of this loan of $27,818 was repaid on March 4, 2008.

ITEM 8. LEGAL PROCEEDINGS

We are not a party to any legal proceedings and no legal proceedings have been threatened by us or, to the best of our knowledge, against us.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

There is no public trading market for our common stock. We anticipate having a registered broker-dealer file a Form 211 with the National Association of Securities Dealers that would permit our common stock to be quoted for trading on the OTCBB, but we cannot be sure that such an effort would be successful.

As of March 28, 2008, we had 3,257,000 shares of common stock issued and outstanding. Of those shares, 3,000,000 shares are held by William C. Lachmar, our chief executive officer, chief financial officer, and a director.

As of March 28, 2008, there were approximately 160 holders of record of our common stock.

Dividend Policy

We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to use any future earnings primarily for the expansion of our business.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

In December 2007 and January 2008, we issued an aggregate of 216,500 shares of common stock to 122 non United States resident purchasers for cash of $216,500. All of the purchasers represented in writing that they were not residents of the United States, acknowledged in writing that the securities constituted restricted securities, and consented to a restrictive legend on the certificates to be issued. These sales were made in reliance on Regulation S.

In January 2008, we issued an aggregate of 40,500 shares of common stock to 37 United States resident purchasers, of which 12 were accredited and 25 were nonaccredited as those terms are defined in Rule 501 of Regulation D, for cash of $40,500. No general solicitation was used, no commission or other remuneration was paid in connection with such transactions, and no underwriter participated. All purchasers acknowledged in writing that the securities constituted restricted securities and consented to a restrictive legend on the certificates to be issued. These transactions were effected in reliance on the exemption from registration provided in Section 4(2) of the Securities Act and Rule 506 of Regulation D as transactions not involving any public offering.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock

As of the date of this filing, we had 3,257,000 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders’ meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

As of the date of this filing, we have not issued any options or warrants and therefore do not have any shares of common stock reserved for issuance on exercise of options and warrants.

The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing stockholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing stockholders.

Preferred Stock

Under our articles of incorporation, our board of directors is authorized, without stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of our voluntary liquidation or dissolution, and voting rights, if any. If we offer preferred stock, the specific designations and rights will be described in amended articles of incorporation.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation, as amended, provide that we will, to the fullest extent permitted by the Utah Revised Business Corporation Act, indemnify all persons whom we have the power to indemnify from and against all expenses, liabilities, or other matters.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy as expressed in the Securities Act of 1933, and therefore, is unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements, including the report of independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)

The following financial statements are filed with this registration statement: Our financial statements, including the report of independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement.

(b)	Exhibits:

Exhibit Number*	Title of Document	Location

Item 2	Plan of Acquisition, Reorganization, Arrangement,
Liquidation or Succession
2.01	Articles of Merger	This filing.

Item 3.	Articles of Incorporation and Bylaws
3.01	Articles of Incorporation	This filing.

3.02	Bylaws	This filing.

Item 4.	Instruments Defining the Rights of Security Holders, Including Indentures
4.01	Specimen stock certificate—Common Stock	This filing.

Item 10.	Material Contracts
10.01	License Agreement between Geo Point Technologies, Inc.	This filing.
and Bill Lachmar, as of January 31, 2008

_______________

*

All exhibits are numbered with the number preceding the decimal indicating the applicable SEC reference number in Item 601 and the number following the decimal indicating the sequence of the particular document.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GEO POINT TECHNOLOGIES, INC.

Date: April 18, 2008	By: /s/ William C. Lachmar
William C. Lachmar, President,
Principal Executive, Financial and Accounting Officer

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Geo Point Technologies, Inc.

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet as of December 31, 2007 (unaudited) and March 31, 2007	F-3

Statements of Operations for the Nine Months Ended December 31, 2007 and 2006
(unaudited) and for the Years Ended March 31, 2007 and 2006	F-4

Statements of Shareholders’ Equity for the Years Ended March 31, 2007
and 2006 (unaudited), and the nine months ended December 31, 2007	F-5

Statements of Cash Flows for the Nine Months Ended December 31, 2007
and 2006 (unaudited) and for the years Ended March 31, 2007 and 2006	F-6

Notes to the Financial Statements	F-7

Hansen, Barnett & Maxwell, P.C.	Registered with the Public Company
A Professional Corporation	Accounting Oversight Board
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750	An independent member of
Salt Lake City, UT 84180-1128	BAKER TILLY
Phone: (801) 532-2200	INTERNATIONAL
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders

Geo Point Technologies, Inc.

We have audited the accompanying balance sheet of Geo Point Technologies, Inc. (the “Company”) as of March 31, 2007, and the related statements of operations, shareholders’ equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geo Point Technologies, Inc. as of March 31, 2007, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hansen, Barnett & Maxwell, P.C.

Salt Lake City, Utah

April 16, 2008

GEO POINT TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31,	March 31,
	2007	2007
	(unaudited)
ASSETS

Current assets:
Cash	$283,406	$172,828
Accounts receivable, net of allowance for doubtful
accounts of $55,144 and $40,796, respectively	92,153	75,387
Related party notes receivable	27,818	46,676
Prepaid and other current assets	1,352	5,584
Total current assets	404,729	300,475

Property and equipment, net of accumulated
depreciation of $20,689 and $18,198, respectively	13,706	12,066
Investment in land lease	80,000	80,000
Other assets	1,000	1,000
Total assets	$499,435	$393,541

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$64,024	$78,919
Accrued interest	22,781	12,181
Income taxes payable	50,830	62,244
Note payable	150,000	150,000
Total current liabilities	287,635	303,344

Commitments and contingencies (Note 8)

Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares
authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares
authorized, 3,211,500 and 3,000,000 issued and
outstanding at December 31,
2007 (unaudited) and March 31, 2007, respectively	211,750	250
Retained earnings	50	89,947
Total shareholders’ equity	211,800	90,197

Total liabilities and shareholders’ equity	$499,435	$393,541

The accompanying notes are an integral part of the financial statements.

GEO POINT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	For the Nine Months Ended December 31,		For the Years Ended March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)
Sales	$112,981	$155,655	$366,779	$2,007,744

Cost of sales	17,856	29,508	86,215	1,542,899

Gross profit	95,125	126,147	280,564	464,845

Selling, general and administrative	175,236	155,554	220,710	218,500

Operating income (loss)	(80,111)	(29,407)	59,854	246,345

Other income (expense):
Interest expense	(10,928)	(9,928)	(13,650)	(3,051)
Interest income – related party	1,142	866	1,293	-

Income (loss) before
provision for income taxes	(89,897)	(38,469)	47,497	243,294

Provision for income taxes	-	15,757	14,416	106,455

Net income (loss)	$(89,897)	$(54,226)	$33,081	$136,839

Net income (loss) per share,
basic and diluted	$(0.03)	$(0.02)	$0.01	$0.05

Weighted average number of
common shares, basic
and diluted	3,009,229	3,000,000	3,000,000	3,000,000

The accompanying notes are an integral part of the financial statements.

GEO POINT TECHNOLOGIES, INC.

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE NINE MONTHS ENDED DECEMBER 31, 2007 AND FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

	Common Stock		Retained
	Shares	Amount	Earnings	Total

Balance at April 1, 2005	3,000,000	$250	$(79,973)	$(79,723)

Net income	-	-	136,839	136,839

Balance at March 31, 2006	3,000,000	250	56,866	57,116

Net income	-	-	33,081	33,081

Balance at March 31, 2007	3,000,000	250	89,947	90,197

Proceeds from sale of common stock	211,500	211,500	-	211,500

Net loss (unaudited)	-	-	(89,897)	(89,897)

Balance at December 31, 2007 (unaudited)	3,211,500	$211,750	$50	$211,800

The accompanying notes are an integral part of the financial statements.

GEO POINT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the Nine Months Ended December 31,		For the Years Ended March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(89,897)	$(54,226)	$33,081	$136,839
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	7,491	6,335	7,766	6,457
Impairment of note receivable	-	-	-	27,300
Changes in operating assets and liabilities:
Accounts receivable	(16,766)	191,418	139,097	(140,581)
Prepaids and other current assets	4,232	6,591	3,806	(4,216)
Deferred tax asset	-	-	-	58,627
Accounts payable	(14,895)	(135,308)	(87,169)	(71,465)
Accrued interest	9,458	8,667	10,888	-
Income taxes payable	(11,414)	15,757	14,416	47,828
Net cash provided by (used in) operating activities	(111,791)	39,234	121,885	60,789

Cash flows from investing activities:
Issuance of note receivable	-	-	-	(27,300)
Issuance of note receivable – related party	-	(53,544)	(58,383)	-
Payment on note receivable – related party	20,000	13,000	13,000	-
Purchases of property and equipment	(9,131)	(7,674)	(9,712)	(1,701)
Investment in land lease	-	-	(80,000)	-
Other assets	-	(1,495)	-	(1,000)
Net cash provided by (used in) investing activities	10,869	(49,713)	(135,095)	(30,001)

Cash flows from financing activities:
Sales of common stock	211,500	-	-	-
Borrowings from issuance of notes payable – related party	-	-	-	13,750
Payments on notes payable – related party	-	-	-	(22,750)
Borrowings from issuance of notes payable	-	150,000	150,000	-
Net borrowings (repayments) on line of credit	-	(40,245)	(40,245)	40,245
Net cash provided by financing activities	211,500	109,755	109,755	31,245

Net change in cash	110,578	99,276	96,545	62,033

Cash, beginning of period	172,828	76,283	76,283	14,250

Cash, end of period	$283,406	$175,559	$172,828	$76,283

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$-	$245	$1,714	$2,807
Income taxes	$11,414	$-	$-	$3,881

The accompanying notes are an integral part of the financial statements.

GEO POINT TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Geo Point Technologies, Inc. (the “Company”) was incorporated in the state of California on November 26, 2002. The Company’s operations are located Santa Ana, California. The Company provides geological and earth study services related to: land surveying for new construction; soil testing and environmental risk and impact assessments; natural resource assessments with an emphasis on oil; and gas deposit discovery.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

The interim financial statements are unaudited. In the opinion of management, all adjustments have been made, consisting of normal recurring items, that are necessary to present fairly its financial position as of December 31, 2007, as well as the results of operations for the nine months ended December 31, 2007 and 2006, in accordance with accounting principles generally accepted in the United States of America. The results of operations for any interim period are not necessarily indicative of the results for the entire year. These financial statements should be read in conjunction with the financial statements and related notes thereto included herein for the years ended March 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes to financial statements. Actual results could differ from those estimates. Significant estimates made by management include allowance for doubtful accounts and the useful life of property and equipment.

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts receivable, and payables. The fair value of financial instruments approximated their carrying values as of March 31, 2007.

Concentration of Credit Risks

The Company does not perform periodic credit evaluations of its customers and does not require collateral. The Company maintains reserves for potential credit losses.

During the year ended March 31, 2007, services provided to two customers accounted for 23% and 12% of total revenues. During the year ended March 31, 2006, services provided to two customers accounted for 68% and 14% of total revenues. As of March 31, 2007, two customers accounted for 67% and 22% of the accounts receivable balance. As of March 31, 2006, two customers accounted for 50% and 12% of the accounts receivable balance. Management believes the loss of these customers could have a material impact on the Company.

Cash and Cash Equivalents

Cash and short-term investments with an original maturity of three months or less are considered to be cash and cash equivalents.

GEO POINT TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major additions and improvements are capitalized, while minor equipment as well as repairs and maintenance costs are expensed when incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Computers and other office equipment are depreciated over a period of five years. Vehicles are depreciated over five years.

On retirement or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Revenue Recognition

The Company recognizes revenue when it is realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) services have been rendered and are invoiced, (3) the price is fixed or determinable, and (4) collectibility is reasonably assured.

The Company’s primary source of revenue has been in its environmental division, providing historical site data searches, preliminary investigation and drilling, site characterization modeling, regulatory agency liaison, and full environmental clean-ups using such methods as vapor extraction, air sparging, bio-remediation, ORC (Oxygen Release Compound) and HRC (Hydrogen Release Compound) injection treatment, air stripping, and ionic exchange.  Revenue from these services is recognized when the services are performed.

The Company also has operations associated with the oil and gas segment that have not yet generated revenues.  When oil production begins, revenue will be recorded when the product is delivered to the purchaser.

Research and Development

Research and development expenses are expensed as incurred. Research and development expenses included in selling, general and administrative expenses on the accompanying statements of operations for the nine months ended December 31, 2007 and 2006, were $3,667 and $1,088, respectively. Research and development expense for the years ended March 31, 2007 and 2006, were $1,537 and $0, respectively.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The Company also determines its tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. The Company records estimated tax liabilities to the extent the contingencies are probable and can be reasonably estimated.

GEO POINT TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Segment Reporting

The Company reports its segments under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), which establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. At December 31, 2007, and March 31, 2007, the Company had two reporting segments under SFAS 131, environmental and engineering services, and oil and gas properties. During fiscal 2007, the Company commenced its oil and gas operations. At December 31, 2007, and March 31, 2007, this division had only one asset, investment in a land lease recorded at $80,000, no revenues and limited expenses. All other assets and revenues were from the environmental division.

Basic and Diluted Income (Loss) per Common Share

Basic income (loss) per share is calculated by dividing net loss by the weighted average common shares outstanding during the period. Diluted income (loss) per share reflects the potential dilution to basic earnings per share that could occur upon conversion or exercise of securities, options, or other such items to common shares using the treasury stock method, based upon the weighted average fair value of the Company’s common shares during the period. As of December 31, 2007 and 2006, and March 31, 2007 and 2006, the Company did not have any dilutive securities.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning in years beginning after December 15, 2006. The adoption of the provisions of FIN 48 as of April 1, 2007, did not have a significant impact on the Company’s operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides accounting guidance on the definition of fair value and establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company plans to adopt the provisions of SFAS 157 on April 1, 2008, and it is currently assessing the impact of the adoption of SFAS 157 on its results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 on its results of operations and financial condition, to be adopted on April 1, 2008.

GEO POINT TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation, and are comprised of the following at December 31, 2007, and March 31, 2007:

	December 31, 2007	March 31,2007
	(unaudited)
Computers and equipment	$20,544	$11,413
Vehicles	13,851	18,851
	34,395	30,264
Less: accumulated depreciation	(20,689)	(18,198)
	$13,706	$12,066

Depreciation expense related to property and equipment for the nine months ended December 31, 2007 and 2006, was $7,491 and $6,335, respectively. Depreciation expense for the years ended March 31, 2007 and 2006, was $7,766, and $6,457, respectively.

The Company currently has a $900 month-to-month building lease which is used for office space.  The lease is cancellable by either party with one month's notice.

NOTE 4 – INVESTMENT IN LAND LEASE

In January 2007, the Company entered into a land lease in Texas for $80,000. Under the terms of the lease, the Company has the option to drill for oil for a period of three years. The Company is currently exploring the feasibility. See Note 11 for a significant subsequent event regarding the land lease.

NOTE 5 – RELATED-PARTY TRANSACTIONS

At various times, the Company’s majority shareholder has loaned it cash for operating purposes. The advances are unsecured, bear no interest, and are due on demand. During the year ended March 31, 2006, the majority shareholder advanced the Company an additional $13,750 and the Company repaid $22,750 to the majority shareholder. At March 31, 2006, the Company had repaid the majority shareholder all amounts that he had advanced to it.

At various times during the year ended March 31, 2007, the Company loaned another entity partially owned by the Company’s majority shareholder a total of $45,383. The loan was unsecured, incurred interest at 6.0%, and was due on demand. The loan was used by the other entity to commence and fund operations. During the nine months ended December 31, 2007, the related party repaid $20,000 of the loan. In addition, the Company recorded interest income for the nine months ended December 31, 2007 and 2006, of $1,142 and $866, respectively. For the year ended March 31, 2007, the Company recorded interest income of $1,293. Total accrued interest due on the note as of December 31, 2007, and March 31, 2007, was $2,435 and $1,293, respectively. Subsequent to December 31, 2007, the note and accrued interest were repaid.

NOTE 6 – LINE OF CREDIT

In fiscal 2006, the Company entered into a $50,000 line of credit with a bank. The line of credit incurred interest at 2.0% plus prime and matured on August 11, 2006. The line of credit was satisfied during the year ended March 31, 2007.

GEO POINT TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – NOTE PAYABLE

In May 2006, the Company entered into a note agreement for $150,000 in proceeds. The note bears interest at 2.0% plus LIBOR (9.5% at December 31, 2007, and March 31, 2007) and was due one year from the date of issuance. The proceeds of the note were used for operating purposes and to acquire the land lease described in Note 4. Currently the note is still outstanding, in default, and thus recorded as a current liability. See Note 11 for extinguishment of the note.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is a party to certain litigation in the normal course of business. Management believes the ultimate loss, if any, as a result of these matters is not expected to be material. No amounts for losses have been provided in the accompanying financial statements.

NOTE 9 – INCOME TAXES

The provision for income taxes consisted of the following for the years ended March 31, 2007 and 2006:

		2007	2006
Current
	Federal	$9,255	$35,664
	State	5,161	12,164
		14,416	47,828
Deferred
	Federal	4,142	60,994
	State	1,011	14,890
	Valuation allowance	(5,153)	(17,257)

Provision		$14,416	$106,455

Deferred tax assets and liabilities at March 31, 2007, are as follows:

Deferred Income Taxes	2007

Current – Accrued liabilities and allowance for doubtful accounts	$22,409

Valuation allowance	(22,409)

Net deferred tax asset	$-

During the years ended March 31, 2007 and 2006, the Company’s valuation allowance increased by $5,153 and $17,257, respectively.

GEO POINT TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 – STOCKHOLDERS’ EQUITY

Preferred Stock

Under the Company’s articles of incorporation, our board of directors is authorized, without stockholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of our voluntary liquidation or dissolution, and voting rights, if any. If the Company offers preferred stock, the specific designations and rights will be described in amended articles of incorporation.

Common Stock

In November 2007, a one-to-30 forward split of our issued and outstanding common stock resulted in the retroactive increase of the initial outstanding shares to 3,000,000.

During December 2007, the Company sold 211,500 shares of common stock for gross cash proceeds of $211,500.

NOTE 11 – SUBSEQUENT EVENTS

In January 2008, we issued an aggregate of 45,500 shares of common stock for gross cash proceeds of $45,500.

On February 21, 2008, the Company entered into an assignment and release agreement with the $150,000 note holder. Under the terms of the agreement, the Company transferred the rights to the land lease described in Note 4 above to the holder in full satisfaction of the principal and accrued interest. In connection with this exchange, the Company expects to record a gain on extinguishment of approximately $93,000.

The Company entered into a License Agreement with its chief executive officer and president, William Lachmar, regarding the ownership of, use of, and access to technology that Mr. Lachmar developed known by the parties as the “Hydrocarbon Indication Technology” or “HI Technology.” The License Agreement was approved by the Company’s board of directors on November 16, 2007, and is effective as of January 31, 2008. Mr. Lachmar acquired and developed the HI Technology and methods over the past 12 years and has granted exclusive rights to the HI Technology to the Company. Upon execution of the License Agreement, we paid Mr. Lachmar a one-time license fee of $125,000.

See Note 5 regarding the subsequent receipt of a note receivable from a related party.